Filed by TD Ameritrade Holding Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TD Ameritrade Holding Corporation
Commission File No.: 0-49992
This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 8, 2009 (the “Merger Agreement”), by and among TD AMERITRADE Holding Corporation (“TD Ameritrade”), Tango Acquisition Corporation One (“Merger Sub One”), a wholly owned subsidiary of TD Ameritrade, Tango Acquisition Corporation Two (“Merger Sub Two”), a wholly owned subsidiary of TD Ameritrade, and thinkorswim Group, Inc. (“thinkorswim”).
thinkorswim Associates:
On behalf of TD AMERITRADE, I want to take this opportunity to let you know how much we are looking forward to having you join our firm. We recognize that you are part of an extremely talented team that has successfully built thinkorswim into an industry leader.
We are excited about the opportunities ahead as we combine the best of both companies. Together, by combining our complementary businesses, we will be a leader in daily average revenue trades and retail options trades per day. By joining TD AMERITRADE your advanced trading technology and state-of-the-art Investools education program will be available to nearly 7 million retail client accounts. We also plan to leverage your education program as a client acquisition channel and expand it over time to include programs for long-term investing.
I hope you are as excited as we are about these future opportunities. TD AMERITRADE is a strong and stable company with a healthy cash flow and the resources we need to succeed, even in tough markets. The addition of thinkorswim will make us even stronger.
We expect the deal to close within the next six months. I understand that this delay may create uncertainty for you, both personally and professionally, and I want you to know that TD AMERITRADE and thinkorswim are committed to doing everything we can to help you through this transition. Until close, we must operate as separate companies, but we plan to communicate frequently so that you have the most up-to-date information about the status of the transaction, and we want you to feel free to express your concerns and ask questions.
To get the process started, I plan to attend your town hall meetings next week in Chicago and Salt Lake City, and I am looking forward to meeting as many of you as possible. In the meantime, we have compiled some questions and answers that we think may answer some of your initial questions. These are attached below.
In closing, I want to ask for your patience as we work to close this deal and finalize details of the integration. We are extremely pleased that Tom Sosnoff and Scott Sheridan will be staying with us to lead the active trader business, and that Lee Barba has also agreed to help us with the integration of the education business. All of us are committed to ensuring a smooth transition for you and your clients.
This transaction clearly positions us for greater success and enhanced growth opportunities. Together we will create a clear leader in the industry with a best-in-class platform for traders, investors and registered investment advisors.
Thank you,
Fred Tomczyk
CEO, TD AMERITRADE

QUESTIONS & ANSWERS
For associates of thinkorswim Group Inc.
January 8, 2009
OVERVIEW
The Questions & Answers below provide information for employees of thinkorswim related to the acquisition by TD AMERITRADE. The information is organized to assist you in answering general questions about the agreement and questions specifically related to how the agreement may affect you.
Note: Specific questions from thinkorswim clients should be directed to client service representatives at your company. Specific highlights and terms of the deal can be found in the press release and additional FAQs available on www.thinkorswim.com or www.AMTD.com.
KEY MESSAGES REGARDING THE DEAL
For additional information related to highlights of the deal, please see the press release and Web FAQs.
▪	TD AMERITRADE has announced plans to acquire thinkorswim Group Inc., including its brokerage and education businesses, in a cash and stock deal valued at approximately $606 million.

▪	The deal, which will require regulatory and thinkorswim shareholder approval, is expected to close within the next six months.

▪	thinkorswim is an industry leader in trader technology, and this acquisition will bring thinkorswim’s innovative and advanced trader technology to nearly seven million TD AMERITRADE retail client accounts.

▪	The combined company, in bringing together its complementary platforms, will be a leader in both retail options trades per day and daily average revenue trades (DARTs).

▪	TD AMERITRADE plans to leverage thinkorswim’s state-of-the-art Investools trader education program as an acquisition channel and expand it over time to include programs for long-term investing, helping to drive our asset gathering strategy.

▪	Clients should expect no immediate impact to their accounts or the way they trade. All clients will receive more detailed information about what they can expect from the combined company after the acquisition is completed.

INTERNAL ASSOCIATE QUESTIONS
Note: The following questions and answers are for internal use only.
How will this deal affect me?
The thinkorswim team is very talented, and we look forward to having most of you join our firm. For the near-term, until the deal closes, we continue to operate as separate companies and there will be no change in any thinkorswim employee’s job status as a result of this transaction. Once the two companies are combined, of course, there will be changes. TD AMERITRADE is committed to doing whatever we can to help make this integration and transition as easy as possible for you. You are part of a very successful company and we are excited to have this opportunity to combine the best of both of our teams.
Will there be job loss as a result of this deal?
Again, we look forward to having most of the thinkorswim team join our firm. There will be no change in any thinkorswim employee’s job status as a result of this transaction until the deal closes, and in addition everyone will be needed for at least 60 days after the closing date.
Longer term, while we will work to minimize job loss through attrition and by limiting external hiring, the reality is that we expect there will be staff reductions where necessary, such as where duplication and overlap exist.
We and thinkorswim are committed to treating all associates fairly, honestly and with respect. We are committed to communicating with you frequently, so that you have the most up-to-date information to answer your questions.
Between now and the close of the deal, an integration team of senior management from both companies will begin planning at a high level while still respecting the fact that we remain two publicly traded companies who are competitors. The expertise, skills and the relationships you’ve built will be invaluable as we move forward, and clients will continue to need the high level of service you provide.
Will employees whose jobs are eliminated be eligible for severance?
Yes. Non-executive employees whose positions are eliminated as a result of this deal will be eligible for a severance package. If your job is eliminated and you stay in your position until your release date, you will be paid three weeks of severance for each completed year of service, up to a maximum of 52 weeks. Years of completed service are based on your most recent hire date. The minimum amount of severance would be four weeks. During the severance period, you are eligible for health benefits, and TD AMERITRADE will pay the employer portion of the premiums. Supplemental severance may be available to some associates whose positions are being eliminated but who are needed beyond the 60-day transition period. Terms of the severance package for senior management individuals with employment agreements and senior executives will be communicated individually. Additional terms and conditions regarding your eligibility to receive this severance package will be provided once details are finalized.
When do you think employees will know about future plans?
As we’ve said, there will be no change in any thinkorswim employee’s job status as a result of this transaction until the deal closes, and for at least 60 days after the close date. Within the first 30 days after the closing, we hope to establish and communicate organizational plans and notify any associate whose job is impacted.
BENEFITS
Will our insurance benefits change?
Your current health benefits will continue at least through the end of the 2009 calendar year. Going forward, all TD AMERITRADE insurance programs and policies will be adopted. We are planning to have everything integrated by January 2010.
What will happen to my 401(k) account?
TD AMERITRADE has a very competitive 401(k) program and you will be eligible to participate in that program. We are reviewing the thinkorswim 401(k) plan, but no decisions have been made regarding the transition. We will follow up with detailed information once these decisions are made.
What kind of benefits program does TD AMERITRADE have?
TD AMERITRADE offers a competitive benefits package that includes medical, vision, dental, short- and long-term disability, accidental death and dismemberment and life insurance coverage, along with dependent and health care spending accounts, a 401(k) plan with corporate matching, annual profit sharing, and a tuition reimbursement program. TD AMERITRADE also offers a Paid Time Off program, which gives associates flexibility in how they spend their paid time outside of work. Other programs include Wellness, including gym membership reimbursement, a Service Recognition Program, and a Flexible Work Arrangement policy. Details of all of these plans will be communicated in the very near future.
How will you recognize years of service with thinkorswim?
For purposes of vesting, paid time off, severance and other benefits, you will receive credit for completed years of service (from your most recent hire date) at thinkorswim.
What happens to my thinkorswim stock options?
All stock options that are at or in-the-money based on the per-share acquisition price will be assumed and converted to TD AMERITRADE options using an option exchange ratio, and current vesting terms and conditions will remain the same. Employees will have the opportunity to tender any out-of-the-money options for cancellation and replacement with an equivalent fair value of THINKORSWIM restricted stock units, which will be converted to TD AMERITRADE restricted stock units upon closing. Terms and plan details will be communicated in the near future once details are finalized.

What holidays does TD AMERITRADE observe?
TD AMERITRADE recognizes all holidays that are observed by the markets. This includes New Year’s Day, Martin Luther King Jr.’s birthday, President’s Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. However, our client service centers are open 24 hours a day, seven days a week, so associates working within those organizations may have a slightly different schedule. Any work on a market holiday is considered overtime, so appropriate adjusted compensation for hourly associates would apply.
Will I have to move to another location?
It is too early in the process to determine long-term plans. Right now, we don’t foresee the need to move associates from their current locations.
GENERAL
Where is TD AMERITRADE’s headquarters?
TD AMERITRADE’s headquarters is in Omaha, Neb. We also operate from large facilities in Jersey City, NJ, Columbia, MD, Fort Worth, Texas, and San Diego, CA, and we have a network of more than 100 branches across the country.
How will the company be organized?
We are pleased to announce that Tom Sosnoff and Scott Sheridan, founders of thinkorswim will join TD AMERITRADE and continue to lead the active trader side of the business. Tom Sosnoff will report directly to TD AMERITRADE CEO Fred Tomczyk. Lee Barba has also agreed to join TD AMERITRADE to help us through integration of the education business. He will also report to Fred.
Will thinkorswim brokerage clients be converted to the TD AMERITRADE system?
Until the transaction closes, it will be business as usual for thinkorswim brokerage clients. An integration team made up of representatives from both companies will begin working on a high-level integration plan. We believe right now that we will transition thinkorswim options trades to route through TD AMERITRADE’s proprietary clearing platform, and we will integrate existing TD AMERITRADE trader tools, starting with our desktop applications, into thinkorswim’s application architecture. Futures and FX will continue to execute through Penson.
What are the plans for thinkorswim’s education business?
thinkorswim has built a premier education offering. Once the transaction closes, we will begin offering this program to our large and diverse client base. We will add content over time, including programs focused on long-term investing topics, to help even more of our clients to trade and invest with confidence. Until the transaction closes, it will be business as usual for thinkorswim’s education business.

What ticker symbol will the combined company trade under?
TD AMERITRADE will continue to trade under the symbol AMTD. Once the transaction has closed, shares of SWIM will no longer be available.
What will happen to the thinkorswim brand?
Post-integration, we anticipate the company will operate under the TD AMERITRADE brand.
TD AMERITRADE Holding Corporation. TD AMERITRADE, Inc., member FINRA/SIPC. TD AMERITRADE is a trademark jointly owned by TD AMERITRADE IP Company, Inc. and The Toronto-Dominion Bank.
Forward-looking Statements
Information in this document contains forward-looking statements, which involve a number of risks and uncertainties. thinkorswim Group Inc. (“thinkorswim”) and TD AMERITRADE Holding Corporation (“TD AMERITRADE”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. All such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving thinkorswim and TD AMERITRADE, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of thinkorswim stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in thinkorswim’s and TD AMERITRADE’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov.  thinkorswim and TD AMERITRADE disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.
Additional Information and Where to Find It
In connection with the proposed merger, TD AMERITRADE will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of thinkorswim that also constitutes a prospectus of TD AMERITRADE.  thinkorswim will mail the proxy statement/prospectus to its stockholders.  TD AMERITRADE and thinkorswim urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information.  You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by thinkorswim and TD AMERITRADE with the SEC at the SEC’s website at www.sec.gov.  The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing thinkorswim’s website at www.thinkorswim.com by clicking on the link for “Investors”, then clicking on the link for “Financial Reports” and then clicking on the link for “SEC Filings” or by accessing TD AMERITRADE’s website at www.amtd.com and clicking on the “Investor Relations” link and then clicking on the link for “SEC Filings”.
Participants in this Transaction
thinkorswim, TD AMERITRADE and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from thinkorswim stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of thinkorswim stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about thinkorswim’s executive officers and directors in thinkorswim’s definitive proxy statement filed with the SEC on April 29, 2008. You can find information about TD AMERITRADE’s executive officers and directors in their definitive proxy statement filed with the SEC on Jan. 6, 2009. You can obtain free copies of these documents from thinkorswim or TD AMERITRADE using the contact information above.